                                                                     EXHIBIT 12


                     RITE AID CORPORATION AND SUBSIDIARIES

     STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                       RATIO OF EARNINGS TO FIXED CHARGES


   We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.


                                                                            Year Ended
                                                                      (Dollars in thousands)
                                             -----------------------------------------------------------------------
                                              March 2,      March 3,     February 27,    February 27,   February 28,
                                                2002          2001           2000            1999           1998
                                             (52 Weeks)    (53 Weeks)     (52 Weeks)      (52 Weeks)     (52 Weeks)
                                             ----------    -----------   ------------    ------------   ------------
Fixed charges:
Interest expense .........................    $ 396,064    $   649,926    $   542,028     $ 274,826       $ 209,152
Interest portion of net rental expense
  (1).....................................      182,260        159,066        146,852       139,104         121,694
Fixed charges before capitalized interest
  and preferred stock dividend
  requirements............................      578,324        808,992        688,880       413,930         330,846
Preferred stock dividend requirement (2) .       42,354         42,445         15,554           965              --
Capitalized interest .....................          806          1,836          5,292         7,069           4,102
                                              ---------    -----------    -----------     ---------       ---------
Total fixed charges ......................    $ 621,484    $   853,273    $   709,726     $ 421,964       $ 334,948
                                              ---------    -----------    -----------     ---------       ---------
Earnings:
Loss from continuing operations before
  income taxes, extraordinary item and
  cumulative effect of accounting change..    $(772,837)   $(1,282,807)   $(1,123,296)    $(665,040)      $(173,090)
Share of loss from equity method
  investees...............................       12,092         36,675         15,181           448           1,886
Fixed charges before capitalized interest       620,678        851,437        704,434       414,895         330,846
                                              ---------    -----------    -----------     ---------       ---------
Total adjusted earnings (loss) ...........     (140,067)      (394,695)      (403,681)     (249,697)        159,642
                                              ---------    -----------    -----------     ---------       ---------
Earnings to fixed charges, deficiency ....    $(761,551)   $(1,247,968)   $(1,113,407)    $(671,661)      $(175,306)
                                              =========    ===========    ===========     =========       =========

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(1) The interest portion of net rental expense is estimated to be equal to one-
    third of the minimum rental expense for the period.
(2) The preferred stock dividend requirement is computed as the pre-tax earnings that wold be required to cover preferred stock dividends.